UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

10080 N. Wolfe Rd,

Suite SW3-200, Cupertino, CA 95014

United States of America

Telephone: +1 (628) 888-4587

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Other Information

Attached hereto as Exhibit 99.1 is a Notice of Annual General Meeting of Shareholders and Proxy Statement of Ambow Education Holding Ltd. (the “Company”) relating to the Company’s 2024 Annual General Meeting. A copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement will be mailed to each of the Company’s Class A and Class C shareholders and holders of the Company’s ADSs on or about November 18, 2024.

Exhibits

99.1	NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Jin Huang
Name:	Dr. Jin Huang
Title:	President and Chief Executive Officer

Date: November 15, 2024

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